Exhibit 99.1

Feasibility Report Confirms Regulatory Path in UAE for Steakholder Foods® 3D-Printed, Plant-Based Products

Plant-based whitefish and steak expected to be among the Company’s first offerings, ahead of hybrid and fully-cultivated products

Rehovot, Israel, January 3, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a pioneer in three-dimensional meat and fish printing technology and cultivated cell innovation, announced today that it has received a feasibility report from the Mérieux NutriSciences group with regard to its proprietary, plant-based, 3D-printed whitefish and steak, concluding that the products’ raw materials are permitted for use in plant-based substitutes or Generally Recognized as Safe (GRAS), and hence should be considered to be safe for use in the United Arab Emirates, a pioneer in the field of food security where Steakholder Foods intends to construct a large-scale production facility.

In addition to the status of the Company’s ingredients, the report found that as the 3D-printing process does not change the structure or composition of the materials used, the resulting product is unlikely to be classed as a novel food (a food not historically consumed by humans, such as food developed by innovative technologies) but should rather be subject to a conventional approval process.

Arik Kaufman, Steakholder Foods’ CEO, stated, "While our cultivated and hybrid offerings are expected to be classified as novel foods, we expect that our initial plant-based, 3D-printed products will obtain regulatory approval on a more conventional and expedited basis. We plan to engage with UAE regulatory authorities for approval in conjunction with our planned first-of-its-kind large-scale production facility in the Persian Gulf region, with a view to commercializing our first products while expanding regulatory approval and commercialization across the globe.”

In parallel to commencing work on the Gulf production facility, Steakholder Foods is working on executing revenue-general commercialization agreements in additional regions in 2024.

About Steakholder Foods

Steakholder Foods Ltd. is a pioneer in three-dimensional meat and fish printing technology and cultivated cell innovation. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Maissa Dauriac

Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com